SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[September 15, 2003]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

SIGNATURES

SIGNATURES

Date September 15, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President & CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

Metso to supply a newsprint line to a greenfield paper mill in Hebei, China

(Helsinki, Finland, September 15, 2003) — Metso Corporation’s (NYSE: MX; HEX: MEO) fiber and paper technology business area Metso Paper will supply a complete newsprint line to Hebei PanAsia Long-Teng Paper Co., Ltd. of China. The newsprint line which uses 100 per cent recycled fiber as raw material will start production in summer 2005. The value of Metso’s order is not disclosed. The combined value of the pulp and paper machine and equipment orders Metso Paper has received this year from China is approximately EUR 550 million.

Metso’s scope of delivery comprises a complete paper machine with auxiliary equipment, 2 winders, air systems and a short circulation system. Machine automation and quality control systems will be supplied by Metso Automation. The paper machine has a wire width of 8.45 meters with design speed of 2,000 m/min and its planned capacity is 330,000 tonnes per year.

The newsprint line will be built in a greenfield paper mill in the industrially developed Hebei Province, approximately 300 km southwest of Beijing. The total value of the greenfield mill investment amounts to approximately USD 300 million.

Hebei PanAsia Long-Teng Paper Co., Ltd. is a joint venture of PanAsia Paper Co. Pte Ltd. in Singapore and the Chinese Hebei Longteng Paper Corporation. PanAsia Paper, the major partner with a 65 per cent holding, is in turn owned by Norske Skog from Norway and Abitibi Consolidated from Canada. The company is one of the biggest newsprint producers in Asia. Metso Paper has already supplied four paper machines to PanAsia Paper’s mills in Korea and Thailand.

Newsprint demand in China rose from 1.15 million tonnes in 1998 to nearly 1.8 million tonnes in 2002. The market is estimated to grow annually by almost 8 per cent until 2010.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso Corporation were EUR 4.7 billion and the personnel totaled approximately 28,500. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact: Hannu Mälkiä, President of Paper Business Line, Metso Paper, tel. +358 400 460

For additional information, please contact:

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc.,
tel. +1 617 369 7850.